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Exhibit 99.2

News Release

NORANDA TO WEBCAST 2003 YEAR-END
FINANCIAL RESULTS CONFERENCE CALL

TORONTO, ONTARIO, January 26, 2004 — Noranda Inc. announced today that it will host a live internet webcast presentation for shareholders and investors on Wednesday, February 11, 2004 at 8:30 a.m. (EST). The results for the Company will be released via Canada News Wire ahead of the Toronto and New York financial markets opening on Wednesday, February 11th 2004.

During the meeting, senior management from the Company will review fourth quarter and year-end financial and operating results. The live, interactive webcast and slide presentation will be accessible via www.noranda.com under the "For Investors" section.

If you are unable to participate during the live webcast, the call will be archived on Noranda's website at www.noranda.com. To access the replay, click on the Conference Call button on the home page.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Contact:

Dale Coffin
Director, External Communications
Tel: 416-982-7161
dale.coffin@toronto.norfalc.com
www.noranda.com

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NORANDA TO WEBCAST 2003 YEAR-END FINANCIAL RESULTS CONFERENCE CALL